20007807

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore 240-497-6480

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker LLC

(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04104
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kerry Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGHAN EAGLESTON NOTARY PUBLIC ANNE ARUNDEL COUNTY, MD

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
February 27, 2020

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$ 11,070,388
Prepaid expenses	178,780
Distribution fees receivable	81,038
Distribution related fees receivable	8,159
Equipment (net of accumulated depreciation of $356,870)	273,952
Other assets	510,131
Net deferred tax asset	1,168,074
Total assets	$ 13,290,522

Liabilities and Stockholder's equity

Liabilities:	
Accrued compensation	$ 6,553,095
Payable to affiliates	807,948
Accrued distribution related expenses	350,651
Distribution fees payable	81,038
Other accounts payable and accrued expenses	753,250
Total liabilities	8,545,982
Stockholder's equity:	
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding	820
Capital in excess of par value	5,794,652
Accumulated deficit	(1,050,932)
Total stockholder's equity	4,744,540
Total liabilities and stockholder's equity	$ 13,290,522

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2019

Revenue:	
Distribution service fees	$ 24,628,148
Distribution and distribution related fees	1,061,707
Interest & other income	150,468
Total revenues	25,840,323
Expenses:	
Compensation and benefits	18,069,018
Fund marketing and promotion	2,114,002
Communications and technology	1,889,289
Occupancy	1,075,962
Distribution and distribution related expenses	1,061,707
Professional fees	288,232
Licenses and fees	113,850
Other expenses	728,044
Total expenses	25,340,104
Income before income tax expense	500,219
Income tax expense	241,402
Net income	$ 258,817

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Capital in excess of par value	Accumulated deficit	Total stockholder's equity
Balances at December 31, 2018	$	820	5,794,652	(1,309,749)	4,485,723
Net income December 31, 2019		—	—	258,817	258,817
Balances at December 31, 2019	$	820	5,794,652	(1,050,932)	4,744,540

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	258,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		95,050
Deferred income taxes		(155,652)
Loss on disposal of property and equipment		784
Changes in assets and liabilities:		
Increase in prepaid expenses		(71,459)
Decrease in distribution fees receivable		3,939
Increase in distribution related fees receivable		(5,010)
Increase in other assets		(302,579)
Increase in accrued compensation		2,165,716
Increase in payable to affiliates		256,053
Decrease in accrued distribution related expenses		(74,869)
Decrease in distribution fees payable		(3,939)
Increase in other accounts payable and accrued expenses		312,218
Net cash provided by operating activities		2,479,069
Cash flows from investing activities:		
Purchases of equipment		(121,607)
Net increase in cash		2,357,462
Cash and cash equivalents:		
Beginning of year		8,712,926
End of year	$	11,070,388
Supplemental disclosure of cash flow information:		
Income taxes paid	$	202,000
Non-cash transactions:		
Right-of-use asset	$	698,145
Lease liability	$	(698,145)

See accompanying notes to financial statements.

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the

Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2019, and changes during the year ended December 31, 2019, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2018	94,424	$	28.34
Granted	23,962		31.45
Exercised	(31,657)		28.17
Forfeited	(857)		30.58
Balances at December 31, 2019	85,872	$	29.25

At December 31, 2019, none of the awards granted to the Company's employees are fully vested. The Company recognized compensation expense of $732,911 related to the Plan during 2019. At December 31, 2019, the amount of accrued but unpaid compensation was $949,368 and is included in accrued compensation. Unearned compensation related to the Plan was $1,541,578 at December 31, 2019. The weighted average period that these awards are expected to be recognized over is 1.57 years.

(f) Equipment

Property and equipment is stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three to five years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2016 through 2019 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2019, the Company has a net deferred tax asset of $1,168,074 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $1,223,849 and a deferred tax liability of $55,775. Temporary differences principally relate to accrued compensation items,

intercompany transactions and fixed assets. Deferred tax benefit or expense is recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2019 of $241,402 consists of $397,054 in current tax expense and $155,652 in deferred tax benefit. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 21% to pretax income principally as a result of permanent differences and state taxes, net of the federal benefit. There are no net operating loss carryforwards to offset future years' taxable income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2019.

(h) Comprehensive Income

The Company's net income equals comprehensive income as the Company has no components of other comprehensive income.

(i) Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases ("Topic 842")*, which requires lessees to recognize a right-of-use asset and a lease liability on the statement of financial condition for all leases with terms greater than 12 months. The standard also requires disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. Other effects may occur depending on the types of leases and on the specific terms that are utilized by particular lessees. Effects such as changes in the categorization of rental costs, from rent expense to interest and depreciation expense are also required. Leases are now classified as either finance or operating leases which affects the pattern of expense recognition in the statement of operations.

The Company adopted the standard on January 1, 2019. The modified retrospective application was used to implement the adoption of the new standard, which required the Company to apply the principles of the standard prospectively. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. As a result of the adoption of the standard, the Company recognized a right-of-use asset and lease liability of $698,145 in other assets

and other accounts payable and accrued expenses in the statement of financial condition, respectively. Refer to note 7 for additional disclosures relating to the Company's right-of-use assets and lease liabilities.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $3,187,000 for the year ended December 31, 2019 and are included in compensation and benefits, occupancy, professional fees, communication and technology and other expenses in the statement of operations. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital under the Rule of $2,886,354 which was $2,335,370 in excess of its minimum required net capital of $550,984. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 2.86 to 1.

(5) Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1) as all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

(6) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

(7) Lease Obligations

The Company adopted ASU No. 2016-02, *Leases ("Topic 842")*, on January 1, 2019 with no required adjustment to prior periods presented or cumulative-effect adjustment to retained earnings. The Company has an operating lease for office facilities, which expires on August 31, 2020. Future minimum lease payments under this lease are $281,220 at December 31, 2019.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications as of December 31, 2019 were as follows:

	Balance Sheet Classification	
Right-of-use assets:		
Operating leases	Other assets	$ 281,220
Lease liabilities:		
Operating leases	Other accounts payable and accrued expenses	$ 281,220

The components of lease expense were as follows for the year ended December 31, 2019:

Operating lease cost	$ 416,925

The weighted average remaining lease term for operating leases was 0.67 years at December 31, 2019.

(8) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $203,333 for the year ended December 31, 2019.

(9) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(10) Subsequent Events

Management has evaluated subsequent events through February 27, 2020, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplementary Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019

Total stockholder's equity		$ 4,744,540
Deductions for nonallowable assets:		
Prepaid expenses	$ 178,780	
Distribution fees receivable	310	
Distribution related fees receivable	8,159	
Equipment	273,952	
Other assets	228,911	
Net deferred tax asset	1,168,074	1,858,186
Net capital		2,886,354
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)		550,984
Excess net capital		$ 2,335,370
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 2,059,878
Total aggregate indebtedness (total liabilities, excluding operating lease liability)		8,264,762
Percentage of aggregate indebtedness to net capital		286%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2019 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 27, 2020.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2019

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.

(A wholly owned subsidiary of ProFund Advisors LLC)

Exemption Reporting

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) : (1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2019 to December 31, 2019 without exception.

ProFunds Distributors, Inc.

I, Kerry Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Treasurer

February 27, 2020

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ProFunds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2020

Maine • New Hampshire • Massachusetts • Connecticut • West Virginia • Arizona
berrydunn.com

PROFUNDS DISTRIBUTORS, INC.

(A wholly owned subsidiary of ProFund Advisors LLC)

Financial Statements and Supplementary Information

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by ProFunds Distributors, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting the following difference:

    We identified that revenue reported in the Schedule of Form SIPC-3 Revenues was less than the amount reported in the audited financial statements by $150,468 due to interest & other income not attributable to business activities reported on the Schedule of Form SIPC-3 Revenues.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 to supporting schedules and workpapers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2019 and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 27, 2020

PROFUNDS DISTRIBUTORS, INC.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2019

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$25,689,855	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$25,689,855	**Total Revenues**